February 15, 2006

Via Facsimile
Matthew Maulbeck
Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

                        Cyberads, Inc.
                        Item 4.01 Form 8K
                        Filed January 6, 2006
                        File No. 333-62690

Dear Mr. Maulbeck:

         We have enclosed a second amended 8K report, marked to show the changes made, which we believe are in response to your most recent telephone comments.

         The registrant acknowledges that:

         o the registrant is responsible for the adequacy and accuracy of the disclosures in the filings;
         o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

Matthew Maulbeck
Staff Accountant
United States Securities & Exchange Commission
February 15, 2006
Page 2


         o the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you require any further information, please advise.

                                                Very truly yours,

                                                /s/ ROBERT C. LASKOWSKI

                                                Robert C. Laskowski

/rcl
enclosure